SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, DC 205

                                   FORM 12b-25

                        Commission File Number 000-15579


                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K and Form 10-KSB  [ ] Form 11-K  [ ] Form 20-F
             [X] Form 10-Q and Form 10-QSB  [ ] Form 10-D  [ ] Form N-SAR
             [ ] Form N-CSR

         For the Quarter Ended: June 30, 2007

         [ ] Transition Report on Form 10-K and Form 10-KSB

         [ ] Transition Report on Form 20-F

         [ ] Transition Report on Form 11-K

         [ ] Transition Report on Form 10-Q and Form 10-QSB

         [ ] Transition Report on Form N-SAR

         For Transition Period Ended:___________________________________________


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

ORION ETHANOL, INC.
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Full Name of Registrant

307 S. Main Street
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Address of Principal Executive Office (Street and Number)

Pratt, Kansas 67124
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City, State and Zip Code

                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report, semi-annual report, transition report on Form 10-K or Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth
[X] calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on form 10-D or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K or 10-KSB, 20-F, 11-K, 10-Q or 10-QSB, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Registrant is unable to file its Form 10-QSB within the prescribed time period without unreasonable effort or expense due to the fact that it has not completed the process of preparing and integrating operating information into statements for the second quarter of 2007. The Registrant anticipates that it will file its Form 10-QSB within the five-day grace period provided by Exchange Act Rule 12b-25.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Doug Donaghue                  (620) 672-2814
    -------------          ------------------------------
    (Name)                 (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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Expenses for the period differ from the corresponding period for the last year due to growth in administrative expenses as the Company begins to add staff to support the transition from facility construction to fully operational status. Stock-based compensation was also awarded to certain executives and directors in accordance with the Company's incentive compensation plans.

Stock-based compensation                                 $        7,880,000
Salaries and other general and administrative expenses            2,302,000
Interest Expense                                                  3,930,000
                                                         ------------------
                                                         $       14,112,000
                                                         ==================

                               ORION ETHANOL, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 14, 2007                     By:   /s/ Doug Donaghue
                                                -------------------------------
                                                Name: Doug Donaghue
                                                Title: Chief Accounting Officer